UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 333-204175

RESAAS Services Inc.

(name of registrant)

1550 – 401 West Georgia Street

Vancouver, British Columbia V6B 5A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT LIST

Exhibits	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2016 and 2015
99.2	Interim Consolidated Financial Statements for the Three and Nine Months ended September 30, 2016
99.3	Certification of the Chief Executive Officer - Form 52-109F2R Certification of Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109F2R Certification of Interim Filings Full Certificate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC. (Registrant)

Date: December 2, 2016	By:	/s/ Cam Shippit
Cam Shippit
Chief Financial Officer